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and log in using the below control number. Voting will be open until 11:59 p.m., Eastern Time, March 23, 2026.

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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting to be held on March 25, 2026, at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong, commencing at 9:00 A.M., Hong Kong Time.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS - DirectBooking Technology Co., Ltd.

March 25, 2026, at 9:00 A.M., Hong Kong Time
(March 24, 2025, at 9:00 P.M., Eastern Time)

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE "FOR" TO APPROVE PROPOSALS.

	FOR	AGAINST	ABSTAIN
1. Upon motion duly made, seconded and carried as an ordinary resolution that the authorised share capital of the Company be increased (the Increase of Share Capital): (a) FROM: US$250,000 divided into 312,500,000 ordinary shares of US$0.0008 par value each, consisting of (a) 250,000,000 Class A Ordinary Shares and (b) 62,500,000 Class B Ordinary Shares; (b) TO: US$40,000,000 divided into 5,000,000,000 ordinary shares of US$0.0008 par value each, consisting of (a) 4,900,000,000 Class A Ordinary Shares and (b) 100,000,000 Class B Ordinary Shares; by the creation of 4,650,000,000 authorised and unissued Class A Ordinary Shares and 37,500,000 authorised and unissued Class B Ordinary Shares.	☐	☐	☐
2. Upon motion duly made, seconded and carried as an ordinary resolution that: (a) in the event that the closing bid price per listed share of the Company (ticker symbol: ZDAI) on the NASDAQ Stock Market in the United States of America exceeds US$100, the Company grants a general mandate to the Board during the Relevant Period to effect one subdivision of the share capital of the Company (the Share Subdivision), including all issued ordinary shares and any unissued ordinary shares, at the subdivision ratio and effective time as the Board may determine at their sole discretion, provided that the total subdivision ratio resulting from all Share Subdivisions effected pursuant to this mandate shall be not less than 1:2 and not more than 1:100 (the Subdivision Ratio), with such subdivided shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved; (b) the approval in paragraph (a) above shall authorise the Board during the Relevant Period to take such actions to give effect to the Share Subdivision that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Subdivision Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares; (c) in connection with the actions contemplated by the foregoing resolution, any director or officer be, and such other persons as are authorised by any of them be, authorised, in the name and on behalf of the Company, to do such further acts and things as the director or officer or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to make, execute, deliver, issue or file (or cause to be made, executed, delivered or filed) with any person including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments or certificates, and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions, the authority for the taking of any such action and the execution and delivery of such of the foregoing to be conclusively evidenced thereby; and (d) any and all actions of the Company, or of any director or officer, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented to for approval, and approved by, the shareholder prior to such action being	☐	☐	☐
3. Upon motion duly made, seconded and carried as an ordinary resolution that: (a) in the event that the closing bid price per listed share of the Company (ticker symbol: ZDAI) on the NASDAQ Stock Market in the United States of America falls below US$1.00, the Company grants a general mandate to the board of directors of the Company (the Board) during the Relevant Period (as defined below) to effect one or more consolidations of the share capital of the Company (each, a Share Consolidation), including all issued ordinary shares and any unissued ordinary shares, at the consolidation ratio and effective time as the Board may determine at their sole discretion, provided that the total consolidation ratio resulting from all Share Consolidations effected pursuant to this mandate shall be not less than 2:1 and not more than 1,000:1 (the Consolidation Ratio), with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved; (b) for the purpose of this resolution, Relevant Period means the period from the date of passing of this resolution until whichever is the earliest of: (i) the fifth-year anniversary of this extraordinary general meeting of the Company; or (ii) the date on which such mandate granted under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; (c) the approval in paragraph (a) above shall authorise the Board during the Relevant Period to take such actions to give effect to the Share Consolidation that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Consolidation Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares; (d) in connection with the actions contemplated by the foregoing resolution, any director or officer be, and such other persons as are authorised by any of them be, authorised, in the name and on behalf of the Company, to do such further acts and things as the director or officer or such other person shall deem necessary or appropriate in connection with, or to carry out the actions contemplated by, the foregoing resolutions, including to do and perform (or cause to be done and performed), in the name and on behalf of the Company, all such acts and to make, execute, deliver, issue or file (or cause to be made, executed, delivered or filed) with any person including any governmental authority or agency, all such agreements, documents, instruments, certificates, consents and waivers, and all amendments to any such agreements, documents, instruments or certificates, and to pay, or cause to be paid, all such payments, as any of them may deem necessary or advisable to carry out the intent of the foregoing resolutions, the authority for the taking of any such action and the execution and delivery of such of the foregoing to be conclusively evidenced thereby; and (e) any and all actions of the Company, or of any director or officer, taken in connection with the actions contemplated by the foregoing resolutions prior to the execution hereof be ratified, confirmed, approved and adopted in all respects as fully as if such action(s) had been presented to for approval, and approved by, the shareholder prior to such action being	☐	☐	☐

(PROPOSALS CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

DirectBooking Technology Co., Ltd.
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 25, 2026, at 9:00 A.M., Hong Kong Time
(March 24, 2026, at 9:00 P.M., Eastern Time)

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders on March 25, 2026, at 9:00 A.M., Hong Kong Time (December 24, 2025, at 9:00 P.M., Eastern Time)

	FOR	AGAINST	ABSTAIN
4. Upon motion duly made, seconded and carried as a special resolution that: the voting right attached to each Class B Ordinary Share of the Company be and is hereby amended: (a) FROM: 50 votes on all matters subject to the vote at general meetings of the Company, (b) TO: 100 votes on all matters subject to the vote at general meetings of the Company.	☐	☐	☐
5. Upon motion duly made, seconded and carried as a special resolution that the third amended and restated memorandum and articles of association (the Third Amended Articles) of the Company in the form attached hereto as Appendix 1 be and are hereby adopted in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association (the Existing Articles), reflecting the cumulative changes including: (a) Article 2.9 (b)(ii), approved by the Board Resolution dated 10 March 2026: (i) FROM: each Class B Ordinary Share shall be entitled to 50 votes on all matters subject to the vote at general meetings of the Company; (ii) TO: each Class B Ordinary Share shall be entitled to 100 votes on all matters subject to the vote at general meetings of the Company. (b) Article 8, approved by the Board Resolution dated 23 January 2026: (i) FROM: US$250,000 divided into (a) 4,000,000,000 Class A Ordinary Shares of US$0.00005 par value each and (b) 1,000,000,000 Class B Ordinary Shares of US$0.00005 par value each; (ii) TO: US$250,000 divided into (a) 250,000,000 Class A Ordinary Shares of US$0.0008 par value each and (b) 62,500,000 Class B Ordinary Shares of US$0.0008 par value each.	☐	☐	☐
6. Upon motion duly made, seconded and carried it was resolved as a special resolution that the Shareholder consent, for the purposes of Article 2.10(b) of the Company's Existing Articles, as applicable, to any modification of rights of the Ordinary Shares as follows: (a) the repurchase of 395,834 authorised and issued Class A Ordinary Shares held by Fortiwealth Advisory Co., Ltd. (the Repurchase); (b) the issuance of 395,834 Class B Ordinary Shares to Fortiwealth Advisory Co., Ltd. (the Share Issuance); and (c) applying the proceeds from the Share Issuance as the consideration for the Repurchase.	☐	☐	☐

The undersigned hereby appoints Tan Yu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of DirectBooking Technology Co., Ltd. which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00